OPERATING AGREEMENT

OF

Stoner's Haven LLC

(a New Mexico limited liability company)

This Operating Agreement (this "Agreement"), to be effective as of July 3, 2023 (the "Effective Date"), is between and among Stoner's Haven LLC, a New Mexico limited liability company (the "Company"), and the undersigned Members and such persons whose names are set forth on Schedule A, attached hereto, as may be amended and updated from time to time (collectively referred to herein as the "Members" and each as a "Member").

RECITALS

A. The Company was originally organized under the New Mexico Limited Liability Company Act, as amended (the "LLC Act") by filing Articles of Organization with the New Mexico Corporation Commission (the "Commission").

B. The Members wish to set out fully their respective rights, obligations and duties regarding the Company and its affairs, assets, liabilities and the conduct of its business.

C. This Agreement supersedes any and all other or prior Operating Agreements or other agreements or understandings between the Members concerning the Company.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein, the Parties hereby agree as follows:

ARTICLE I
ORGANIZATION AND POWERS

Section 1.1   Formation. The Company has filed its Articles of Organization, as amended, with the Commission pursuant to the LLC Act. The Articles of Organization may be restated by the Manager(s) as provided in the LLC Act or amended by the Manager(s) with respect to the address of the registered office of the Company in New Mexico and the name and address of its registered agent in New Mexico or to make corrections authorized or required by the LLC Act. The Articles of Organization, as amended from time to time, is referred to herein as the "*Articles*" In the event of a conflict between this Agreement and the Articles, this Agreement shall control.

Section 1.2   Purposes. the Principal business activity and purposes of the Company shall be (i) to engage in the business of legal cannabis cultivation and/or other activities ancillary thereto, and (ii) to enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purposes. However, the business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Manager(s) otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the LLC Act, and they shall possess and may exercise all of the Powers and privileges granted by the LLC Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section 1.3   Principal Place of Business. The initial principal office and place of business of the Company shall be set forth in the Articles, although the Company may maintain administrative or other records elsewhere. The agent for service of process is set forth in the Company's Articles. The Manager may change the Principal office, place of business, and agent of process of the Company at any time and may cause the Company to establish other offices or places of business.

Section 1.4   Fiscal Year. Unless otherwise required under the Internal Revenue Code of 1986, as amended (the "*Code*"), the fiscal year of the Company shall end on December 31 in each year or such other date as the Manager(s) may determine from time to time (the "*Fiscal Year*").

Section 1.5   Qualification in Other Jurisdictions. The Manager shall cause the Company to be qualified or registered under applicable laws of any jurisdiction in which the Company transacts business and shall be authorized to execute, deliver, and file any certificates, articles, and documents necessary to effect such qualification or registration, including without limitation, the appointment of agents for service of process in such jurisdictions.

ARTICLE II
MEMBERS

Section 2.1   Members. The Members of the Company and their addresses are listed on Schedule A, as such schedule shall be amended from time to time by the Manager(s) to reflect the withdrawal of Members, the admission of additional Members, transfers of Units or the issuance of additional Units pursuant to this Agreement. Regardless of class, the Members shall constitute a single group of members of the Company for all purposes of the LLC Act.

Section 2.2   Admission of New Members. Subject to Article IV, additional persons may be admitted to the Company as Members upon such terms as may be established by the Manager(s). New Members shall be admitted at the time when all conditions to their admission have been satisfied, as determined by the Manager(s), and their identity, Units and Contributions under Article IX have been established by amendment of Schedule A.

Section 2.3   Meetings of Members.

(a) *Notice of Meetings*. A written notice stating the Place, date, and hour of all meetings of Members shall be given by the Manager(s) not less than ten (10) nor more than fifty (50) days before the meeting to each Member entitled to vote thereat and to each Member who, under this Agreement is entitled to such notice, by delivering such notice to them or by mailing it, postage prepaid, and addressed to such Member at their address as it appears in the records of the Company. Notice need not be given to a Member if action is taken under Section 2.3(e), if a written waiver of notice is executed before or after the meeting by such Member, if communication with such Member is unlawful, or if such Member attends the meeting in question, unless such attendance was for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

(b) *Quorum*. The Members holding a majority of the Voting Units (as defined in Section 2.3(c)) at a meeting shall constitute a quorum.

(c) *Voting and Proxies*. For all purposes of this Agreement and under the LLC Act, only Members holding Units designated as Voting Units (the "*Voting Units*") shall have the right to vote at a meeting or execute a written consent. Each Member holding Voting Units shall be entitled to a number of votes equal to the sum of their Voting Units. Members may vote either in person or by written proxy, but no proxy shall be voted or acted upon after one year from its date, unless the Proxy provides for a longer period. Proxies shall be filed with the Commission at the meeting, or at any adjournment thereof. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

(d) *Action at Meeting*. When a quorum is present, any matter before the meeting shall be decided by vote of the Members having a majority of the Voting Units represented at the meeting except where a larger or different vote is required by law or by this Agreement.

(e) *Action without a Meeting*. Notwithstanding anything contained in this Agreement to the contrary, any action required or permitted by law to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be taken by Members having a majority of the Voting Units or such larger or different percentage of Voting Units if required by law or by this Agreement. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those holders of Voting Units who have not consented in writing.

Section 2.4   Limitation of Liability of Members; Indemnity. Except as otherwise provided in the LLC Act, no Member of the Company shall be obligated personally for any debt, obligation, or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in the LLC Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the Provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in their Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company except as required by the LLC Act or other applicable law. The Company shall indemnify and hold harmless each of the Members acting on behalf of the Company pursuant to the terms of this Agreement from and against any claim by any third party seeking monetary damages against such Member arising out of such Member's performance of their duties in good faith consistent with the terms of this Agreement. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such conduct constituted gross negligence, willful misconduct or fraud of the Member. Notwithstanding the foregoing, no Member is authorized to act on behalf of the Company except in accordance with an express resolution of the Manager(s).

Section 2.5   Authority. Unless specifically authorized by the Manager(s), no Member that is not a Manager or officer of the Company shall be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member.

Section 2.6   No Right to Withdraw. Except in connection with a transfer of all of a Member's Units in accordance with all applicable terms of this Agreement, no Member shall have any right to resign or withdraw from the Company without the consent of the other Members or to receive any distribution or the repayment of his Contribution except as provided in Articles XI and XIII hereof upon dissolution and liquidation of the Company.

Section 2.7   Rights to Information. Members shall have the right to receive from the Company upon request a copy of the Articles and of this Agreement, as amended from time to time, financial information regarding the Company as such becomes available on a quarterly or annual basis, and such other information regarding the Company as is required by the LLC Act, subject to reasonable conditions and standards established by the Manager(s), as permitted by the LLC Act, which may include, without limitation, withholding or restrictions on the use of confidential information.

Section 2.8   No Appraisal Rights. No Member shall have any right to have his Units appraised and paid for by the Company under any circumstances.

Section 2.9   Reports. Within 90 days after the end of each Fiscal Year, the Company shall furnish to all Members such information as may be needed to permit Members to file their federal income tax returns and any required state income tax returns. The cost of all reports delivered pursuant to this Section 2.9 shall be an expense of the Company. All reports provided to Members by the Company shall be kept confidential by the Members and shall not be divulged, in whole or in part, to any third party other than the legal and accounting advisors of the Members, except as required by applicable law.

ARTICLE III
CAPITAL STRUCTURE

Section 3.1   Classes of Units.

(a) The right of Members to distributions and allocations and a return of capital contributions and other amounts specified herein shall be evidenced by Units of membership interest in the Company ("*Units*"). Except as otherwise provided herein, the Company is authorized to issue an unlimited number of Units with no par value. All Units issued and outstanding shall constitute 100% of the equity or membership interest of the Company. The Company may issue the following classes of Units which shall have economic rights set forth in Articles X and XI hereof and as otherwise determined under this Agreement:

(i)   "*Common Units*", which shall have the voting rights set forth in Section 2.3(c) of this Agreement (i.e., "Voting Units"); and

(ii)   "*Preferred Units*". Subject to Article IV, the Manager(s) is authorized to issue Preferred Units in one or more series and to fix, by resolution or resolutions or certificates of determination, the voting powers, designations, preferences, limitations, restrictions and relative rights of each series or class to be issued. Unless otherwise determined by said resolution or resolutions, Preferred Unit holders shall only have the economic rights and obligations allocated to such series or class not that of any other series or class.

(b) *Other Units; Classes*. Subject to Article IV, the Company's Manager may from time to time issue additional classes of Common Units, Preferred Units, equity securities, or any rights, options, warrants or convertible or exchangeable securities entitling the holders thereof to subscribe for or purchase or otherwise acquire any equity securities ("*Unit Equivalents*") to existing Members or new Members and may amend Schedule A, this Section 3.1, Section 5.2, the Provisions of Articles IX through XI hereof and make other necessary conforming amendments to this Agreement to designate additional classes of Units having different relative rights, powers, and preferences, including, without limitation, rights and powers that are superior and/or prior to those of existing classes of Units.

(c) *Certificates*. The Manager shall determine whether the Units will be certificated or not.

(d) *Transfers*. Subject to any restrictions on transfer under this Agreement, Units may be transferred on the books of the Company by the delivery to the Company or its transfer agent of a written assignment properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

(e) *Record Holders*. Except as may otherwise be required by law or by this Agreement, the Company shall be entitled to treat the record holder of Units as shown on its books as the owner of such Units for all purposes, including the Payment of distributions and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such Units, until such Units have been transferred on the books of the Company in accordance with the requirements of this Article III and in compliance with the transfer restrictions in Article XII of this Agreement. It shall be the duty of each Member to notify the Company of any change of address of such Member from that set forth on Schedule A hereto.

(f) *Record Date*. Unless otherwise established by the Manager(s), (a) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining Members entitled to express consent to corporate action in writing without a meeting, when no prior action by the Manager(s) is necessary, shall be the day on which the first written consent is expressed, and (c) the record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager(s) adopts the resolution relating thereto.

ARTICLE IV
CERTAIN GOVERNANCE MATTERS

Section 4.1 <u>Certain Governance Matters</u>. The following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members have a majority of the Voting Common Units, voting together as a separate class:

(a) Any amendment to this Agreement that would diminish the Powers, designations, preferences, limitations, restrictions and relative rights of the Units; and

(b) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to the Units with respect to distributions or on liquidation.

ARTICLE V
MANAGERS

Section 5.1 <u>Powers</u>. The business of the Company will be managed by the Manager(s) who may exercise all the Powers as a manager of a limited liability company under the LLC Act, except as otherwise provided by law, including the appointment of other lesser managers and officers by way of delegated authority. In the event the Manager(s) is incapacitated or unable to serve, the Members holding Voting Units shall appoint one or more successors.

Section 5.2 <u>Election and Qualification</u>.

(a) *Managers*. In the event the Manager(s) is incapacitated or unable to serve, the Members holding a majority of the Voting Units shall appoint one or more successors. In such a case, one or more Managers may be appointed.

(b) *Removal*. A Manager may be removed from office or from any other capacity with or without cause, by the Members having a majority of the Voting Units.

(c) *Vacancies*. Any vacancy occurring in the office of Manager may be filled by the affirmative vote of a majority of the Voting Units.

(d) *Committees*. The Manager may establish committees consisting of certain deputy or subordinate managers or officers and delegate to these committees such powers and authority as the Manager(s) deems necessary and advisable.

Section 5.3 <u>Powers and Duties of the Manager(s)</u>. Subject to compliance with this Agreement, the business and affairs of the Company shall be conducted by or under the direction of the Manager(s) who shall have and may exercise on behalf of the Company all of their rights, powers, duties and responsibilities under Section 1.2 or as provided by law. In addition, the Manager(s) shall designate a Member as the "*Tax Matters Partner*" of the Company for purposes of Section 6231(a)(7) of the Code, with power to manage and represent the Company in any administrative proceeding of the Internal Revenue Service. The initial Tax Matters Partner shall be the Manager(s). Any action taken by the written signature on any agreement, contract, instrument or other document by a Manager on behalf of the Company pursuant to resolution or delegated authority by a majority of the Manager(s) shall be sufficient to bind the Company and shall conclusively evidence the action of the Company with respect thereto.

Section 5.4 <u>Reliance by Third Parties</u>. Any person dealing with the Company, a Manager, or any Member may rely upon a certificate signed by a Manager as to (i) the identity of any Manager, or Member; (ii) any factual matters relevant to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any document on behalf of the Company; or (iv) any action taken or omitted by the Company, Manager, or any Member.

Section 5.5   Tenure. Except as otherwise provided by law or by this Agreement, a Manager shall hold office for a term of one (1) year or unless or until a successor is appointed or elected and qualified or until their earlier death, dissolution, disability, resignation, or removal. Managers may resign by delivering their written resignation to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 5.6   Meetings. In the event there is more than one Manager serving in such capacity, meetings of the Manager(s)s may be held without notice at such time, date, and place as the majority of Managers may from time to time determine. Meetings of the Manager(s)s may be called, orally or in writing, by one (1) or more Managers designating the time, date, and place thereof. Managers may participate in meetings of the Manager(s)s by means of conference telephone or similar communications equipment by means of which all Managers participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

Section 5.7   Notice of Meetings. Notice of the time, date and place of any special meetings of the Manager(s)shall be given to each Manager by one of the Manager(s)s calling the meeting. Notice shall be given to each Manager in person or by telephone, email or facsimile sent to his business or home address at least forty-eight (48) hours in advance of the meeting, or by written notice sent by overnight courier to his business or home address for delivery at least forty-eight (48) hours in advance of the meeting, although a lesser notice may be permitted if sufficient for the convenient assembly of the Manager(s)s at such meeting. Notice need not be given to any Manager if a written waiver of notice is executed by them before or after the meeting, or if communication with such Manager is unlawful. A notice or waiver of notice of a meeting of the Manager(s)s need not specify the Purposes of the meeting.

Section 5.8   Quorum. At any meeting of the Manager(s)s, a majority of Managers then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

Section 5.9   Action at Meeting. At any meeting of the Manager(s)s at which a quorum is present, a majority of Managers present may take any action on behalf of the Manager(s)s, unless a larger number is required by law or by this Agreement.

Section 5.10   Action by Consent. Any action required or permitted to be taken at any meeting of the Manager(s)s may be taken without a meeting if a written consent thereto is signed by all of the Manager(s)s and filed with the records of the meetings of the Manager(s)s. Such consent shall be treated as a vote of the Manager(s)s for all purposes.

Section 5.11   Limitation of Liability of Managers; Managers and Officers Liability Insurance. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or to its Members (i) for acting in good faith reliance on the Provisions of this Agreement, (ii) for acting in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, or (iii) for breach of any fiduciary or other duty that does not involve acts or omissions not in good faith or which does not involve gross negligence or intentional misconduct. The Managers are authorized to obtain at the expense of the Company Managers' and officers' liability insurance with such coverage as the Manager(s)s believe to be appropriate.

Section 5.12   Compensation of Managers. No Manager shall receive compensation outside of a duly established, normal executive officer or team compensation package approved by the Members.

ARTICLE VI
OFFICERS

Section 6.1   Enumeration. The Company may have such officers as are appointed from time to time by the Manager(s). Certain executive officers and/or Managers may be designated "Founder", "CEO", "Managing Partner", "Vice-President", etc., with such executive authority as deemed expedient or desirable by the Manager(s).

Section 6.2   Appointment. Officers of the Company may be appointed from time to time by the Manager(s).

Section 6.3   Qualification. No officer needs to be a Member. However, each officer shall be deemed a manager of the Company under the LLC Act. Any two or more offices may be held by the same person.

Section 6.4   Tenure. Except as otherwise provided by the LLC Act or by this Agreement, each of the officers of the Company shall hold his office until their successor is appointed by the Manager(s) or until their earlier resignation or removal. Any officer may resign by delivering his written resignation to the Company, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 6.5   Removal. The Manager may remove any officer with or without cause.

Section 6.6   Vacancies. Any vacancy in any office may be filled by the Manager(s).

Section 6.7   Powers and Duties. Subject to this Agreement, each officer of the Company shall have such duties and powers as are customarily incident to his office, and such duties and powers as may be designated from time to time by the Manager(s).

ARTICLE VII
INDEMNIFICATION

Section 7.1   Indemnification of Managers and Officers. The Company shall indemnify, to the fullest extent permitted by the LLC Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment):

(a) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action or suit by or in the right of the Company) by reason of the fact that they are or were a Manager, or officer of the Company, or are or were serving at the request of the Company as a Manager, director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them as incurred by them in connection with such suit, action, or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful. Notwithstanding the foregoing, the Company shall indemnify any such person seeking indemnification in connection with an action, suit or proceeding initiated by such person only if the initiation and continued prosecution of such action, suit or proceeding was authorized by the Manager(s)s.

(b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that they are or were a Manager, or officer of the Company, or are or were serving at the request of the Company as a Manager, director, or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by them as incurred by them in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the Performance of his duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

(c) To the extent that a Manager or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in paragraphs (a) or (b), or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by them and as incurred by them in connection therewith. Any such person may consult with legal or other professional counsel, and any actions taken by such person in good faith reliance on, and in accordance with, the opinion or advice of such counsel shall be deemed to be fully protected and justified and made in good faith.

Section 7.2   Indemnification of Employees and Agents. The Manager, in their discretion, may authorize the Company to indemnify:

(a) Any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that they are or were an employee or agent of the Company, or are or were serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them as incurred by them in connection with such action, suit, or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that they are or were an employee or agent of the Company, or are or were serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by them as incurred by them in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the Performance of his duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

Section 7.3   Determination of Entitlement. Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager(s), officer, employee, or agent is proper in the circumstances because they has met the applicable standard of conduct set forth in Section 7.1 or 7.2.

The determination shall be made by (i) a majority vote of those managers who are not involved in such Proceeding (the "*Disinterested Managers*"); (ii) by the Members; or (iii) if directed by a majority of Disinterested Managers, by independent legal counsel in a written opinion. However, if fewer than a majority of the managers are Disinterested Managers, the determination shall be made by (i) two-thirds vote of a committee of one or more Disinterested Manager(s) chosen by the Disinterested Manager(s) at a regular or special meeting; (ii) by the Members; or (iii) by independent legal counsel in a written opinion.

Section 7.4   Advance Payments. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, only as authorized by the managers in the specific case (including by one or more managers who may be parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of the Manager(s), officer, employee, or agent to repay such amount unless it shall ultimately be determined that they are entitled to be indemnified by the Company as authorized in this Article VII.

Section 7.5   Nonexclusive Nature of Indemnification. The indemnification provided herein shall not be deemed exclusive of any other rights to which any person, whether or not entitled to be indemnified hereunder, may be entitled under any statute, bylaw, agreement, vote of Members or managers or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Manager, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Each person who is or becomes a Manager or officer as aforesaid shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article VII.

Section 7.6   Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in any such capacity, or arising out of his status as such, whether or not the Company would have the Power to indemnify them against such liability under the Provisions of the LLC Act (as presently in effect or hereafter amended) or this Agreement.

Section 7.7   No Duplicate Payments. The Company's indemnification under Section 7.1 or Section 7.2 of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the Company, (ii) from such other corporation, partnership, joint venture, trust, or other enterprise, or (iii) under any other applicable indemnification provision.

Section 7.8   Amendment. This Article VII may be amended only so as to have a prospective effect.

ARTICLE VIII
TRANSACTIONS WITH INTERESTED PERSONS

Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are partners, Managers or officers, shall be voidable solely for this reason or solely because said Manager or Member was present or participated in the authorization of such contract or transaction if the material facts as to the relationship or interest of said Manager or Member and as to the contract or transaction were disclosed or known to the other Managers and the contract or transaction was authorized by the requisite Managers as provided in Article IV. No Manager or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Manager or Member, or any other person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

ARTICLE IX
CAPITAL ACCOUNTS AND CONTRIBUTIONS

Section 9.1   Capital Accounts. A separate capital account ("*Capital Account*") shall be maintained for each Member in accordance with the Code and the Treasury Regulations thereunder. Capital Accounts will be adjusted as follows: (a) Increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the Property is subject; and (iii) the Member's share of Company profits and any separately stated items of income or gain; and (b) Decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the Property is subject; and (iii) the Member's share of Company losses and any separately stated items of deduction or loss.

Section 9.2   Contributions, Generally. No Member or Manager shall be entitled or required to make any contribution to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Manager(s)s, and any borrowing from Members shall not be considered Contributions or reflected in their Capital Accounts. No Member shall be entitled to any interest or compensation with respect to his Contribution or any services rendered on behalf of the Company except as specifically provided in this Agreement or approved by the Manager(s)s. No Member shall have any liability for the repayment of the Contribution of any other Member and each Member shall look only to the assets of the Company for return of his Contribution.

Section 9.3   Member Contributions. Each Member having made a Contribution holds an interest in the Company as represented by the Units set forth opposite the Member's name on Schedule A.

ARTICLE X
ALLOCATIONS

Section 10.1   Allocation of Net Income. Subject to Sections 10.3 through 10.9, net income for any Fiscal Year or portion thereof shall be allocated as follows:

(a) First, to Members holding Preferred Units, if any, in accordance with the resolution or resolutions or certificate of determination of the Manager(s) establishing the rights and preferences of such Preferred Unit series or classes; and

(b) Thereafter, to the Members holding Common Units or their equivalent.

Section 10.2   Allocation of Net Loss. Tax deductible losses (expenses) will be allocated in accordance with Section 10.1, above. Tax credits and other similar items will be allocated at the end of each fiscal year in the same manner as set forth above for the allocation of net losses.

Section 10.3   Qualified Income Offset. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

Section 10.4   Section 704(c) Allocations. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated among the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Treasury Regulations.

Section 10.5   Member Nonrecourse Deductions. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

Section 10.6   Minimum Gain Chargeback. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This Section is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

Section 10.7   Curative Allocations. If the special allocations set forth in this Article X result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

Section 10.8   Compliance with Code Section 704(b). The allocation provisions contained in this Article X are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

Section 10.9   No Limitation. the Provisions of this Article X shall not be construed to limit the Power and authority of the Manager(s)s to issue additional Units pursuant to Section 3.1, and subject to compliance with Article IV, and admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the Provisions of Section 3.1 and this Article X.

ARTICLE XI
DISTRIBUTIONS

Section 11.1   Distributions Generally. The Manager shall cause the Company to make the distributions required by Section 11.2, to the extent that funds are legally available therefor. All other funds and assets of the Company which are determined by the Manager(s), in their sole discretion, to be available for distribution shall be distributed to the holders of Units in accordance with the Priorities set forth in Sections 11.3 and 11.4 below. No Member shall be entitled to any distribution or payment with respect to his interest in the Company except as set forth in this Agreement.

Section 11.2   Tax Distributions. On or before March 31 of each Fiscal Year, the Company may, subject to the Manager(s)'s discretion, distribute to each Member an amount equal to: (a) the Company's net taxable income and gain allocable to such Member for the immediately prior Fiscal Year less any cumulative net losses previously allocated to such Member and not previously used under this Section 11.2 to reduce a distribution to such Member, multiplied by (b) the sum of the highest marginal federal and state income tax rates and capital gains tax rates, as the case may be, applicable to individuals (assuming that each Member pays tax at the highest applicable combined federal and state income and capital gains tax rates for married individuals filing jointly and taking into account, in determining federal taxable income, any allowable deduction for state income taxes), for the Fiscal Year for which the net taxable income or gain is allocable. Notwithstanding the foregoing, no distributions under this Section 11.2 shall be made if the Manager(s) determines that such distributions are prohibited under applicable law or are not prudent given the Company's financial position. Such distributions shall be in addition to distributions under Section 11.3. In the event that the Company has insufficient funds to make the distribution required by this Section 11.2, any distribution under this Section 11.2 shall be made in proportion to the amounts that would be distributed pursuant to this Section 11.2 assuming the Company had sufficient funds to make the full distribution required by this Section 11.2 and any such shortfall in any distribution under this Section 11.2 shall be made as soon as Company funds are available to make such distribution.

Section 11.3   Distributions Generally. Subject to the Provisions of Sections 11.1, 11.2 and 11.4 and subject to the economic rights of the Units, if any, issued under Section 3.1, Distributable Cash Flow and other assets of the Company determined by the Manager(s)s to be available for distribution shall be distributed on a regular basis in the discretion of the Manager(s)s and in compliance with New Mexico law in accordance with the formula outlined in Section 10.1 of this Agreement.

Section 11.4   Distribution Upon Liquidation or Dissolution. Notwithstanding any provision of this Agreement to the contrary, in the event the Company (or a Member's interest therein) is "liquidated" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g), then any distributions shall be made pursuant to Section 13.2 to the Members (or such Member, as appropriate) in amounts not in excess of their positive Capital Account balances pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(*b*)(*2*), adjusted to reflect all allocations of income, gain, loss and deduction and to reflect any revaluation of Capital Accounts under Section 9.1.

Section 11.5   No Limitation. the Provisions of this Article XI shall not be construed to limit the Power and authority of the Manager(s) to issue additional Units pursuant to Section 3.1, and, subject to compliance with Article IV, admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the Provisions of Section 3.1 and this Article XI.

Section 11.6   Definitions. As used in this Article XI, the following terms have the following meanings:

(a) "*Distributable Cash Flow*" means all cash received by the Company less the sum of the following to the extent paid or set aside by the Company: (i) all cash expenditures incurred incident to the operation of the Company's business; (ii) distributions under Section 11.2; and (iii) Reserves.

(b) "*Reserves*" means, with respect to any period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably determined by the Manager(s) to be sufficient for debt service or other costs or expenses incident to the ownership and operation of the Company's business.

ARTICLE XII
TRANSFERS OF INTERESTS

Section 12.1   General Restrictions on Transfer. No Member may give, sell, assign, transfer, exchange, pledge or grant a security interest in or otherwise dispose of any Units (each such activity a "*Transfer*") except as provided in this Article XII and under the terms of any agreement pursuant to which the Member acquired. The Company and its Manager and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this Article XII, such time as a written assignment of such Units has been received and accepted by the Manager(s)s and recorded on the books of the Company. The Managers may refuse to accept and record an assignment until the end of the next successive quarterly accounting period of the Company.

Section 12.2   Permitted Transfers. The following Transfers shall be permitted without compliance with Section 12.4 hereof, but shall be subject to the requirements of Section 12.3 hereof:

(a) All but not less than all of a Member's Units may be transferred from time to time in connection with (i) any proceeding under the federal bankruptcy laws or any applicable federal or state laws relating to bankruptcy, insolvency, or the relief of debtors and subject to the requirements and provisions thereof, or (ii) a tax-free reorganization, merger or consolidation of the Company; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Manager(s).

(b) All but not less than all of a Member's Units may be transferred from time to time to (i) the successor to such Member by way of merger, consolidation, or sale of all or substantially all of such Member's assets, or (ii) an Affiliate of a Member; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Manager(s)s. For purposes of this paragraph, an "*Affiliate*" is any person or entity that, directly or indirectly, controls or is controlled by, or is under common control with, such Member, or is a spouse, parent, sibling or lineal descendant of a Member. For the Purpose of this definition, "control" (including the terms "controlling", "controlled by" and "under common control with"), as used with respect to any entity, means ownership of 10% or more of the voting securities of such entity.

(c) All or any portion of a Member's Units may be transferred from time to time to an entity formed for estate planning purposes for the benefit of a spouse, parent, sibling, or lineal descendant of a Member.

Section 12.3   Requirements for Transfer. Every Transfer permitted hereunder, including Transfers permitted by Section 12.2, shall be subject to the following requirements:

(a) The transferee shall establish that the Proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including without limitation, federal or state securities laws, and that the Proposed Transfer would not cause (i) the Company to be an investment company as defined in the Investment Company Act of 1940, as amended or (ii) the registration of the Company's securities under federal securities laws;

(b) The transferee shall establish to the satisfaction of the Manager(s) that the Proposed Transfer would not (i) adversely affect the classification of the Company as a partnership for federal or state tax purposes, (ii) cause the Company to fail to qualify for any applicable regulatory safe harbor from treatment as a publicly traded partnership treated as a corporation under Code Section 7704, or (iii) have a substantial adverse effect with respect to federal income taxes payable by the Company, Members holding a majority of Common Units, or Members holding a majority of Preferred Units; and

(c) The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Manager(s) to reflect the Provisions hereof, and the transferred Units shall continue to be subject to all restrictions under this Agreement. Until the foregoing requirements are met, the Company need not recognize the transferee for any purpose under this Agreement, and the transferee shall be entitled only to the rights of a transferee who is not a Member under the LLC Act.

Section 12.4   Right of First Refusal with Respect to Voting Units.

(a) Subject to the requirements of Section 12.3, a Member holding Voting Units may Transfer all or a portion of his Voting Units if such Member (the "*Voting Unit Offeree*") receives a written offer (a "*Voting Unit Offer*") made in good faith by a third party (the "*Voting Unit Offeror*") to purchase all but not less than all of the Member's Voting Units for cash or cash equivalents, notes or other readily marketable funds or securities, and the Voting Unit Offeree gives the Company a right of first refusal to purchase such Voting Units on the same terms and conditions as are stated in the Voting Unit Offer (subject to

Section 12.4(c)). The Voting Unit Offer shall be bona fide, shall be the result of arms-length negotiations between the Voting Unit Offeree and the Voting Unit Offeror and shall set forth the name of the Voting Unit Offeror, the Voting Units to be transferred, the Price and other terms of the Voting Unit Offer and any other relevant material information available regarding the Proposed Transfer and shall be required to be funded and transacted through a third-party escrow account. The Voting Unit Offeree shall deliver copies of the Voting Unit Offer to the Manager(s)s (the "*Voting Unit Offer Notice*").

(b) The Company, absent any other outstanding option held by it, if any, shall have an option, exercisable by the Manager(s)s (and when applicable, a Majority of Managers), to acquire all or any part of the Voting Units being offered at the Price, terms and conditions set forth in the Voting Unit Offer Notice. The Company shall have thirty (30) days from receipt of the Voting Unit Offer Notice by the Company in which to notify the Voting Unit Offeree of its election to purchase all or a portion of the Voting Units being offered.

(c) The closing of the Purchase by the Company of the Voting Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the election to purchase has been made, as specified by the Company. At the Company's election, the Company may pay the Purchase price set forth in the terms of the Voting Unit Offer.

(d) If the Company fails to exercise its option (as described in Section 12.4(b)), in whole or in part, then for thirty (30) days following the expiration of such thirty (30) day period, then the Voting Unit Offeree shall deliver the Voting Unit Offer Notice to each Member holding Units and each Member holding Units shall have the right to purchase (on the same terms and conditions as stated in the Voting Unit Offer Notice) the Voting Unit Offeree's Units by giving notice to the Company of the number of Voting Units it would like to purchase (and the Company shall then notify the Voting Unit Offeree). In the event that Members oversubscribe for the Voting Unit Offeree's Units, then the Voting Unit Offeree's Units will be purchased pro rata by such Members based upon each Member's interest in the capital of the Company that is not subject to the Proposed Transfer. The closing of the Purchase by the Members of the Voting Unit Offeree's Voting Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the Members' thirty (30) day option period has expired.

(e) If all or a portion of the Voting Units offered by the Voting Unit Offeree are not purchased by the Company or the non-transferring Members, the Voting Unit Offeree may sell such Voting Units to the Voting Unit Offeror upon the terms and conditions set forth in the Voting Unit Offer Notice, provided that (i) such sale is concluded within sixty (60) days after the expiration of the Period in which the Members holding Units have forfeited their rights under this Section 12.4, and (ii) the Voting Unit Offeror complies with all of the Provisions of Section 12.3. If such sale is not concluded during such sixty (60) day period, the Voting Unit Offeree may not transfer such Voting Units unless such Voting Unit Offeree again complies with the Provisions of this Section 12.4.

Section 12.5   Right of Redemption of Units. Unless such right is restricted by the terms by which a Unit is issued, the Company may redeem Preferred Units at any time by satisfying the conditions for redemption as established by such terms.

Section 12.6   Effect of Transfer.

(a) If the transferee is admitted as a Member or is already a Member, the Member transferring his Units shall be relieved of liability with respect to the transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability for prior distributions and unpaid Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b) Any person who acquires in any manner any Units, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the

Provisions of this Agreement with respect to such Units, including without limitation, the Provisions hereof with respect to any subsequent transfer of such Units.

Section 12.7   Prohibited Transfers. Any transfer in violation of any provisions of this Agreement shall be null and void and ineffective to transfer any Units and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time transfer Units in violation of any of the Provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a transfer in violation of this Agreement.

ARTICLE XIII
DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION

Section 13.1   Dissolution.

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:

(i) the written consent of the Manager(s) and the requisite consent of the holders of Units set forth in Article IV;

(ii) a consolidation or merger of the Company in which it is not the resulting or surviving entity; or

(iii) the entry of a decree of judicial dissolution under the LLC Act.

(b) The Company shall not dissolve or be terminated upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member.

(c) The Manager shall promptly notify the Members of the dissolution of the Company.

Section 13.2   Liquidation. Upon dissolution of the Company, the Manager(s) shall act as its liquidating trustee or the Manager(s) may appoint one or more Managers or Members as the liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the Company, to wind up its affairs and to make final distributions. Subject to the economic rights of the Units, if any, issued under Section 3.1, the Manager(s) shall sell or otherwise liquidate all of the assets of the Company as promptly as practicable (except to the extent the Manager(s) may determine to distribute any assets to the Members in kind), shall apply the Proceeds of such sale and the remaining Company assets in the following order of priority:

(a) *First*, payment of creditors, including Members and Managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b) *Second*, to establish any reserves that the Manager(s) deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Manager(s) shall deem advisable, the balance then remaining in the manner provided in Section 13.2(c) and 13.2(d);

(c) *Third*, to the extent the holders of Preferred Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Preferred Units, one hundred percent (100%), to the holders of Preferred Units as a group, on a pro-rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred percent (100%) of their Contributions with respect to their Preferred Units; and

(d) *Fourth*, any excess shall be distributed to the holders of Common Units as a group, on a pro-rata basis.

The costs of dissolution and liquidation shall be an expense of the Company. Until final distribution, the liquidating trustee may continue to operate the business and properties of the Company with all of the Power and authority of the Manager(s). As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating distributions to be given to the Members.

Section 13.3   Certificate of Termination. Upon completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Manager(s)s (or such other person or persons as the LLC Act may require or permit) shall take all actions necessary to terminate the existence of the Company.

Section 13.4   Right to Convert to Corporate Form. The Company may convert into one or more corporations (the "*Continuing Corporation(s)*"), by such means (including, without limitation, merger or consolidation or other business combination, transfer of all or a part of the Company's assets and/or transfer of the Members' respective Units) as the Manager(s) may reasonably select.

Upon such conversion:

(a) The Units of each Member shall be exchanged for, or otherwise converted into, shares of common stock of such corporation or corporations representing an equity interest therein equivalent to such Member's equity interest in the Company. The Managers and the Company agree to use reasonable efforts to structure such conversion so that the Members' ownership of their Units will be "tacked" to their ownership of the Units of the Continuing Corporation's capital stock for the Purposes of determining such Members' compliance with the requirements of Rule 144 of the Securities Act of 1933, as amended, and so that the conversion to such corporation or corporations is structured in a tax-advantaged way.

(b) The shareholders of such corporation or corporations, and such corporation or corporations, in the event of such a conversion, shall enter into:

(i) a shareholders agreement on terms substantially equivalent to those contained in this Agreement, and

(ii) such other documents and instruments as are customarily entered into by shareholders of corporations entering into venture capital or similar transactions, in each case in the form customarily used for documents and instruments of similar nature in such transactions and otherwise reasonably acceptable to the Manager(s)s.

(c) *Power of Attorney*. Subject to Article IV, each person which now or hereafter is a Member of the Company, or serves as a Manager of the Company, by execution of this Agreement, an amendment hereto or an instrument acknowledging that such person is bound hereby, irrevocably constitutes and appoints the Manager(s) and any person designated by the Manager(s) to act on his behalf for the Purposes of this Section 13.4, and each of them acting singly, such person's true and lawful agent and attorney-in-fact with full power and authority in such person's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices any and all agreements, instruments, and other documents (including, without limitation, the organizational documents of the corporation or corporations into which the Company may be converted as contemplated by this Section 13.4, the agreements among the shareholders of such corporation or corporations and/or such corporation or corporations referred to in this Section 13.4, and instruments of assignment and transfer assigning the assets of the Company or the Members' respective Units in the Company, as the case may be, to such corporation or corporations in order to effectuate such conversion as contemplated by Section

13.4) as are necessary or appropriate, in the reasonable opinion of the Manager(s) or such person designated by them, to implement and effectuate the Provisions of this Section 13.4, which the Power of attorney is hereby agreed and acknowledged to be irrevocable and coupled with an interest, in recognition of the fact that the Member will be relying upon the Power of the Manager(s) or such person designated by them to act as contemplated by this Section 13.4 in connection with the conversion of the Company into a corporation or corporations and the other matters contemplated by this Section 13.4, and shall survive any death, retirement, resignation, withdrawal, expulsion, removal, bankruptcy, dissolution, or adjudication of incompetence or insanity of any Member or Manager until such time as the Provisions of this Section 13.4 have been implemented and effectuated to the reasonable satisfaction of the Manager(s) or their relevant designee.

ARTICLE XIV
GENERAL PROVISIONS

Section 14.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (i) three (3) days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in person or by courier, or (iii) upon receipt of a facsimile or email transmission by the recipient. Such notices, requests, and consents shall be given (a) to Members at their address on Schedule A, or such other address or numbers as a Member may specify by notice to the Company, or (b) to the Company or the Manager(s)s at the address of the Principal office of the Company specified in Section 1.3, or at such other location as the Company shall have specified in writing to the Members as its principal office. Whenever any notice is required to be given by law, the Articles, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 14.2   Entire Agreement. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

Section 14.3   New Mexico Governing Law; Consent to Luna County, New Mexico, Jurisdiction. This Agreement is governed by and shall be construed in accordance with the law of the State of New Mexico, exclusive of its conflict-of-laws principles. the Parties to this Agreement hereby consent to the exclusive jurisdiction of the courts of Luna County, New Mexico, in connection with any matter or dispute arising under this Agreement or between them regarding the affairs of the Company.

Section 14.4   Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument signed by Members having a majority of the Voting Units and by the Manager(s) (or a Majority of Managers when applicable); except (a) that an amendment or modification increasing any liability of a Member to the Company or its Manager or Members, or adversely affecting the limitation of the liability of a Member with respect to the Company, shall be effective only with that Member's consent, or (b) as otherwise set forth in this Agreement, including without limitation as provided under Article II, Section 3.1, Article IV, and Article XIII.

Section 14.5   Binding Effect. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and ensures to the benefit of the Parties and their respective heirs, legal representatives, successors and assigns.

Section 14.6   Severability. In the event of a conflict between the Provisions of this Agreement and any provision of the Articles or the LLC Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

Section 14.7   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the Provisions of this Agreement and those transactions, as requested by the Manager(s)s.

Section 14.8   Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company, for an accounting, for appointment of a liquidator, or for partition of the Property of the Company. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance herewith in the future. No consent or waiver, express or implied, to or of any breach or default in the Performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the Performance of the same or any other obligation hereunder.

Section 14.9   Notice to Members of Provisions of this Agreement. By executing this Agreement (or any subscription or other agreement which incorporates this Agreement by reference), each Member acknowledges that such Member has actual notice of (a) all of the Provisions of this Agreement and (b) all of the Provisions of the Articles. Each Member hereby agrees that this Agreement constitutes adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice thereunder be given.

Section 14.10   Third Party Beneficiaries. the Provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members, officers or Managers, except for Members, officers or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member, officer, or Manager.

Section 14.11   Interpretation. For the Purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the LLC Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 14.12   Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument.

Section 14.13   Confidentiality. Each Manager and Member shall hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from the Company with respect to the Company's business or financial condition or otherwise. Information generally known in the industry or which has been disclosed by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Section 14.13.

* * * * *

[Remainder of page intentionally left blank; Signature Page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement to be effective as of the Effective Date first set forth above.

COMPANY:

Stoner's Haven LLC
a New Mexico limited liability company

By: _____   Effective Date: July 3, 2023
Judy Gallegos, CEO

INITIAL MEMBERS (see Schedule A attached hereto, incorporated herein by reference)

X_____   Effective Date: July 3, 2023
Judy Gallegos, individually

X_____   Effective Date: July 3, 2023
Joseph Gallegos, individually

X_____   Effective Date: July 3, 2023
Saul Apodaca, individually

X_____   Effective Date: July 3, 2023
Sonya Lyons, individually

X_____   Effective Date: July 3, 2023
Matt Kennicot, individually

X_____   Effective Date: July 3, 2023
Bruce Granger, individually

X_____   Effective Date: July 3, 2023
Christine Quarrell, individually

X_____   Effective Date: July 3, 2023
Cindy Kane, individually

X_____ Effective Date: July 3, 2023
Isaiah Alanis, individually

X_____ Effective Date: July 3, 2023
Taina Diaz Custodio, individually

X_____ Effective Date: July 3, 2023
Marie Plasters, individually

X_____ Effective Date: July 3, 2023
Mayra Tarango, individually

ADMITTED MEMBERS:

All Members now and hereafter admitted as Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Company's Manager(s).

By: _____ Effective Date: July 3, 2023
Judy Gallegos, Manager, as Agent

[Remainder of page intentionally left blank; Schedule A to follow]

Form of
SCHEDULE A
of the
Operating Agreement
of
Stoner's Haven LLC

(as of July 3, 2023)

Name of Member	Issued Units
Judy Gallegos	719,500 Common Units
Joseph Gallegos	40,000 Common Units
Saul Apodaca	10,000 Common Units
Sonya Lyons	10,000 Common Units
Matt Kennicot	20,000 Common Units
Bruce Granger	10,000 Common Units
Christine Quarrell	5,000 Common Units
Cindy Kane	8,000 Common Units
Isaiah Alanis	20,000 Common Units
Taina Diaz Custodio	20,000 Common Units
Marie Plasters	10,000 Common Units
Mayra Tarango	7,500 Common Units
TOTAL	**880,000 Common Units**